LTC PROPERTIES, INC.

31365 Oak Crest Drive, Suite 200

Westlake Village, California 91361

August 6, 2007

VIA EDGAR AND FACSIMILE: (202) 772-9210

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561
100 F Street, N.E.

Washington, D.C.  20549-7010

Attn: Ms. Elaine Wolff and Mr. Duc Dang

Re	LTC Properties, Inc.
Registration Statement on Form S-3
File No. 333-143826

Acceleration Request
Requested Date: Tuesday, August 7, 2007
Requested Time: 9:00 am Eastern Time

Dear Ms. Wolff and Mr. Dang:

LTC Properties, Inc., a Maryland corporation (the “Company”), respectively requests the acceleration of the effectiveness of the above-referenced Registration Statement on Form S-3 (File No. 333-143826) originally filed by Company with the Securities and Exchange Commission on June 18, 2007, as amended to date, to become effective at the “Requested Date” and “Requested Time” set forth above or as soon as reasonably practicable thereafter.

Please direct any questions concerning this request to our attorneys, John Iino (213-457-8025) and Michael Chou (213-457-8064) of Reed Smith LLP.

Very truly yours,

/s/ Wendy L. Simpson
Wendy L. Simpson
Chief Executive Officer and President

cc:	Pamela Kessler
Herbert Kozlov, Esq.
John M. Iino, Esq.